

24001137

SSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70631

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/03/2022   AND ENDING 12/31/2023

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Vienna Capital Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.) APR 1 8 2024

40 Wall Street 17th Floor

(No. and Street)   ~~Washington, DC~~

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Onesto	**347 853-6534**	**rich@finopsolutions.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.

(Name – if individual, state last, first, and middle name)

80 Washington Street	**Norwell**	**MA**	**02061**
(Address)	(City)	(State)	(Zip Code)

02/24/2009		**3373**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Onesto _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vienna Capital Partners, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PUNAM MATTA
Notary Public · State of Florida
Commission # HH 344384
My Comm. Expires Dec 27, 2026

Signature:

Title:
FINOP

P. Matta

Notary Public

This filing** contains (check all applicable boxes):
- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Vienna Capital Partners, LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

Vienna Capital Partners, LLC

CONTENTS



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Vienna Capital Partners, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vienna Capital Partners, LLC, as of December 31, 2023, and the related statements of operations, changes in member's equity, and cash flows for the period from inception November 3, 2022 through December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vienna Capital Partners, LLC as of December 31, 2023, and the results of its operations and its cash flows for the period, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Vienna Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of Vienna Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Vienna Capital Partners, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS P.C.

LMHS, P.C.

We have served as Vienna Capital Partners, LLC's auditor since 2023.

Norwell, Massachusetts

April 15, 2024

1

Members of
AICPA®

Vienna Capital Partners, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash	$	7,831
Investments - U.S. Treasuries		1,272,887
Investments - Non Marketable Securities		158,828
Total assets	$	1,439,546

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	2,385
Total liabilities		2,385
Member's equity		1,437,161
Total liabilities and member's equity	$	1,439,546

See Accompanying Notes to Financial Statements

Vienna Capital Partners, LLC

STATEMENT OF EARNINGS

For the Period November 3rd , 2022 to December 31, 2023

Revenues		
Gain or Loss on Securities	$	296,189
Interest		<u>14,211</u>
Total revenue		310,400
Expenses		
Bank Charges and Fees		120
Advisory Fees		3,845
Regulatory Fees		16,860
Data and Technolgy		10,072
Legal and Professional Fees		113,670
Occupancy Cost		<u>46,348</u>
Total expenses		190,915
Net Income	$	119,485

See Accompanying Notes to Financial Statements

Vienna Capital Partners, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Period November 3rd, 2022 to December 31, 2023

Member's equity, beginning of year	$ 172,531
Contributions	1,202,145
Distributions	(57,000)
Net Income	119,485
Member's equity, end of year	$ 1,437,161

See Accompanying Notes to Financial Statements

Vienna Capital Partners, LLC

STATEMENT OF CASH FLOWS

For the Period November 3rd , 2022 to December 31, 2023

Cash flows provided by operating activities	
Net income	$ 119,485
Changes in operating assets and liabilities:	
Accounts payable and accrued expenses	2,385
Net cash provided by operating activities	121,870
Investing Activities	
U.S. Treasuries	(1,100,393)
Non Marketable Securities	(158,828)
Net Investment Activities	(1,259,221)
Net cash used in financing activities	
Contributions	1,202,145
Distributions	(57,000)
Net cash provided from financing activities	1,145,145
Net increase in cash	7,794
Cash, beginning of year	$ 37
Cash, end of year	$ 7,831

See Accompanying Notes to Financial Statements

Vienna Capital Partners, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Vienna Capital Partners, LLC (the "Company"), a Delaware Limited Liability Corporation, is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Tomasa Antonia Holdings ("the Parent").

The Company, as a broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company provides investment banking and consulting services.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606 Revenue from Contracts with Customers. Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with the customer, (b) identify the performance obligations in the contract, (c) determining the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

For the period November 3rd, 2022 to December 31st, 2023 there were no revenues related to business activity.

Vienna Capital Partners, LLC

NOTES TO FINANCIAL STATEMENTS

---

2. Nature of business and summary of significant accounting policies (continued)

Cash and Cash Equivalents

For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2023 the Company had no uninsured cash balances.

Accounts Receivable

The Company recognizes revenue from services and other fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt expense or any amount of allowance for uncollectable accounts at year-end since it has determined that there is no need for any write-offs.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. At December 31, 2023, there were no receivables reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable, or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had no contract assets or liabilities on December 31, 2023.

Income Taxes

The Company does not record a provision for income taxes because the single member reports the Company's income or loss on its income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

Vienna Capital Partners, LLC

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company has elected to compute its net capital requirement pursuant to SEC Rule 15c3-1, which requires minimum net capital of the greater of $100,000 or 6.67% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2023, the Company's net capital was $1,273,846 which was $1,173,846 in excess of its minimum requirement of $100,000.

4. Concentrations of credit risk

In the normal course of business, the Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's account balances that are non-interest-bearing accounts are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act"). The Company's interest-bearing cash balances may exceed the FDIC coverage of $250,000. As of December 31, 2023, the Company did not have balances in excess of insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Vienna Capital Partners, LLC

NOTES TO FINANCIAL STATEMENTS

5. Commitments and contingencies

The Company may be exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of any such matters will not have a material effect on the Company's financial position or results of operations. There were no commitments or contingencies at December 31, 2023.

6. Related party transactions

The Company is wholly owned by Tomasa Antonia Holdings ("the Parent"). There is no formal expense sharing agreement, but the Parent may contribute capital to Vienna Capital Partners, LLC if needed.

7. Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2023.

8. Subsequent events

The Company has evaluated subsequent events through the date of the Independent Registered Public Accounting Firm Report, whereupon the financial statements were issued and determined there are no items to disclose.

Vienna Capital Partners, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2023

Net capital, members' equity	$ 1,437,161
Less nonallowable assets	
Non Marketable Securities	(158,828)
	(158,828)
Net Capital before haircuts on securities positions	$ 1,278,333
Haircuts on securities	(4,487)
Net Capital	1,273,846
Minimum net capital required (under SEC Rule 15c3-1)	100,000
Excess net capital	$ 1,173,846
Aggregate indebtedness	2,385
Percentage of aggregate indebtedness to net capital	0.19%

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023.

See Accompanying Notes to Financial Statements

Vienna Capital Partners, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2023

STATEMENT PURSUANT TO EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 – Accordingly. the "Computation for Determination of Reserve Requirements"and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of SEC rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and for the year ended December 31, 2023, the Company was in compliance with the conditions of exemption.



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Vienna Capital Partners, LLC
New York, New York

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Vienna Capital Partners, LLC stated that Vienna Capital Partners, LLC's business activities are limited to private placement of securities, capital advisory: assisting issuers to plan for and structure capital market transactions, merger and acquisition services: advising both public and private companies in merger and acquisition initiatives including issuing fairness opinions, wholesaling: sourcing investment for and provide marketing support for third-party broker-dealers, and 144A resales: purchasing unregistered securities from an issuer in a primary offering that is a private placement and simultaneously reselling the same securities the firm purchases from the issuer in resale transactions, and that it has not held customer funds or securities and that Vienna Capital Partners, LLC is classified as "non-covered" pursuant to Footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC state on April 4, 2014. Vienna Capital Partners, LLC also stated that it had maintained compliance with the above declaration throughout the period from inception November 3, 2022 through December 31, 2023 without exception. Vienna Capital Partners, LLC management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Vienna Capital Partners, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as Vienna Capital Partners, LLC's auditor since 2023.

Norwell, Massachusetts

April 15, 2024

12



April 15th, 2024

Vienna Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a- 5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of C.F.R § 240.15c3-3, and

(2)   Firm will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff because it engages in private placements of securities (on a best-efforts basis only); capital advisory: assisting issuers to plan for and structure capital markets transactions; merger and acquisition services: advising both public and private companies in merger and acquisition initiatives including issuing fairness opinions; wholesaling: sourcing investment for and provide marketing support to third-party broker-dealers; and 144A resales: purchasing unregistered securities from an issuer in a primary offering that is a private placement and simultaneously reselling the same securities the firm purchases from the issuer in resale transactions, and

(3)   The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts throughout the most recent fiscal year without exception.

Vienna Capital Partners, LLC.

I, Richard Onesto, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

4/15/2024

Richard Onesto
Finop